EXHIBIT 12.2

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Twelve Months Ended December 31, 2009

(In thousands)

Earnings
Net income before minority interest	$49,752
Equity earnings	(8,157)
Income distribution from equity investees	6,285
Minority interest in pre-tax income	(10,540)
Amortization of capitalized interest	102
Interest capitalized	(3,351)
Federal and state income taxes	27,311
Fixed charges	23,480
Total Earnings as Defined	$84,882

Fixed Charges
Interest expense on long-term debt and other	$15,834
Interest on rentals*	3,554
Amortization of debt issuance costs	547
AFUDC - borrowed funds	194
Capitalized interest	3,351
Total Fixed Charges	$23,480

Ratio of Earnings to Fixed Charges	3.62x

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.